

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Dror Israel
Chief Financial Officer
EZchip Semiconductor Ltd.
1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel

      Re: EZchip Semiconductor Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed March 27, 2014
              File No. 000-20860

Dear Mr. Israel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Mark P. Shuman

                                  Mark P. Shuman
                                  Branch Chief – Legal

cc: Via E-mail
        Steven Glusband, Esq.
        Carter Ledyard & Milburn LLP